Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Burlington Northern Santa Fe Corporation
Commission File No.:  1-11535

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws.  Similarly, statements that describe BNSF’s or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements.  Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.  Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives.  In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made.  We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs.  In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements.  Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction.  Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction.  The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com.  In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009.  Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

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On November 3, 2009, certain officers of Burlington Northern Santa Fe Corporation (“BNSF”) hosted a conference call with certain BNSF employees at 11:00 a.m. EST concerning the proposed acquisition by Berkshire Hathaway Inc. of BNSF.  A transcription of this call, which was made available to all employees on November 9, 2009, follows:

SPEAKERS

Matt Rose – Chairman, President  and CEO
Tom Hund – Executive Vice President and CFO
Roger Nober – Executive Vice President Law and Secretary
John Lanigan – Executive Vice President and Chief Marketing Officer
Carl Ice – Executive Vice President and COO

PRESENTATION

Moderator
Ladies and gentlemen, welcome to today’s conference call hosted by Burlington Northern Santa Fe Corporation.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  As a reminder, this conference is being recorded.  I would now like to turn the conference over to our host, Mr. Matt Rose, President, Chairman and CEO of BNSF; please go ahead, sir.

Matt
Good morning, everybody.  I want to start by just doing a little bit of instruction on the stock, the equity and the trading.  There is going to be a disclaimer on the Web that everybody needs to go read before anybody trades in the stock for the insider group.  For those of you who are in that group, you’ll know who you are.  None of the insiders will be trading for a couple days from now.

By now, everybody has read the press release, but what I want to do is give you a little bit of flavor for what exactly has happened, how it happened and how we should feel about it.  Then I want Tom Hund to go through a little bit of the deal.  We’re not going to go through it because you’ve got it, but just explain the transaction at a high level.  Then Roger Nober is going to talk a little about the legal issues associated with this deal.  John is going to mention how the customer interface impact should be, and Carl will talk about, quite frankly, how employees should feel about this deal and the impact it will have.  Then I’ll do a little summary and then we’ll see if there are any questions.

So as everybody is aware, Berkshire Hathaway, Warren Buffett, has owned 22% of our company for a couple of years.  They first started buying in 2006 and it has been a very friendly arrangement where Warren has advised us on each one of his purchases and we’ve had various regulatory, SEC hurdles, when he crosses 5%, 10%.  Then when he got to 20%, he filed what’s known as Hart-Scott-Rodino and, quite frankly, we thought at that point in time that he was going to hold that 22.6%.

He had a board meeting in Fort Worth, Texas, Thursday prior to this last Thursday, so 11 days ago.  He actually owns three other companies in Fort Worth, and made a visit to our campus just like he has done a couple of other times.  We had a nice talk with him about the economy and other things.  The next day I was contacted and he asked to meet with me again.  At that meeting, he expressed an interest in making an offer for the remaining shares.

The first question is, why does Berkshire Hathaway want to own BNSF?  I think it’s instructive to look at the press release that Mr. Buffett wrote himself, so I’m just going to read it.  In Warren Buffett’s words: “Our country’s future prosperity depends on having an efficient and well-maintained rail system.  Conversely, America must grow and prosper for the railroads to do well.  Berkshire’s $34 billion investment BNSF was a huge bet on that company and the leadership team and the entire railroad industry, but most important it’s an all-in wager on the economic future of the United States.”  Then he goes on to say, “I love these bets.”

I think that says it all.  When we talk about the compelling vision of BNSF, he’s got it and he understands it and he’s just saying that these are long-lived assets and he wants to be a part of that.  So a little bit more on how it happened.

After that Friday night meeting, Tom Hund and I engaged our investment banker and we started the process; the next day Roger Nober was brought in and then we started the legal review process.  So for the last ten days we had a series of board meetings and an untold number of meetings with probably about 40 different advisors in total, advising us on the deal itself, the legal ramifications and everything that could possibly go wrong.  Throughout a number of board meetings, compensation and committee meetings, it all ended up last night in Detroit, Michigan, where the full board met in person with all of our advisors, and the board of directors concluded that the deal, which Tom will go through, was a fair deal and a good deal, with compelling value for our shareholders.

Also, while the board’s fiduciary responsibility is to the shareholders, I have to tell you that the board also feels very strong about the future of this company and they felt like lodging this company, the long-term entity, into Berkshire Hathaway, given their style and history, is a great fit.  It’s a great fit from a leadership standpoint, and it’s a great fit from a structure standpoint.  So the board was very interested in how the company is going to be operated, how the company’s going to be run, how it’s going to be capitalized, etc.

So the last thing I’ll end on before I turn it over to Tom is, what does this mean for everybody?  I know right now you have a lot of questions.  There’s a lot of hype; the market’s gone crazy this morning.  The whole Street is all about this deal.  It’s a great compliment, first, to the employees of this company who deserve this type of recognition.

The reality is that the way Berkshire manages their assets, there’s going to be very little change to employees.  And that’s by design.
The last thing Warren Buffett would do is to buy a company and then want to see a bunch of changes to the leadership team and to the employees who have delivered the types of results of what he’s buying it for.

I recognize up front that everybody’s going to be asking things like, “What does this mean to our corporate office?”  “What does it mean about the name change, the color of the locomotives?”  Those are all things classical merger-type issues that we’ve dealt with in the Burlington Northern to Santa Fe and in the failed CN merger.  Where’s the headquarters going to be?  None of those issues are associated with this acquisition.  The big difference is that we’re going to be a wholly owned subsidiary of Berkshire Hathaway, which is a publicly traded company.

That is going to be a little different for certain people, but for the vast majority of people it’s going to be the same as you were yesterday, the same as you’ll be tomorrow.  With that, we’ll turn it over to Tom.  We’ll go through the rest of these then open it up for questions.

Tom	Are we going to have Roger do timelines?

Matt	Yes.

Tom
Perfect I’ll cut a few things out of mine.  The transaction summary:  the purchase price is $100 per share; that’s about a 30% premium over where we’ve been trading for about the last two weeks and about a 31% premium over where the stock closed yesterday.  The consideration is that BNI shareholders will get a combination of cash and stock, about on average 60% cash and 40% stock, and shareholders will each make their election as to what they want to receive. But eventually it will be forced back to that 60/40 split.  It’s designed to maximize tax efficiency, while reducing the number of shares that are being issued, so it kind of balances the two conflicting types of objectives.

There’s a collar, which I think is important.  We’re getting Berkshire Hathaway stock, and that stock trades for about $100,000 a share because Warren Buffett has never split the Class A shares.  As long as their stock stays between about $80,000 and $125,000, our shareholders receive $100.  That’s great protection to have it that wide, kind of locks it into $100 and clearly it could move outside of that range; there’s a mechanism to deal with that if it were to happen, but I think that’s a big, wide collar and that’s a good thing.  It is subject to shareholder approval; Roger will give some details on exactly what that means as well as some regulatory approvals, but nothing like we would traditionally have with a rail merger.

So we’re going to become part of Berkshire Hathaway as a company and I think that’s important to sort of understand where we’re going.  Berkshire Hathaway is a holding company that owns over 70 businesses internationally, insurance and reinsurance.  They own GEICO and that’s one we’ve all seen ads for.  They own utilities and energy, manufacturing services and retailing, and also some finance and financial products companies.

They’ve got revenues of over $100 billion and you contrast that to sort of where we are; we’re probably this year somewhere in the $14 billion range.  So we’ll be a significant piece of their total, but clearly, they’re a much bigger company.  They’re probably around the 10th largest company in the country.  Obviously the Chairman CEO is Warren Buffett.  They’re headquartered in Omaha, Nebraska.  With that, Matt, I think we’ve got some things for Roger.

Roger
Thanks, Tom.  First, the reason that you’re hearing all of these extensive legal discussions and protections and why we’re treating this so carefully is because, as Tom said, now that this has been made public and we’re filing, this is going to happen today and is subject to shareholder approval.  And, whatever we say as a company or do – and that includes a lot of the people on this call – is part of the record for what the shareholders are going to see in deciding whether to vote for this.

There’s a little bit of a twist in this because Berkshire Hathaway already owns more than 15% of us.  Because of that they have to receive not just a majority of all the shares, but two-thirds of the shares that Berkshire Hathaway does not own.  So that’s a super-majority provision.  While we are confident of being able to achieve that, it is a different kind of burden.  As Matt mentioned before and I’m mentioning now, we have to be very careful about what we say or put into writing about this because of the pendency of this vote.

So what will we do next?  The first step is that we’ll have to file a bunch of documents with the SEC.  And it will probably take as much as a month or two for the SEC to approve our solicitation, via the proxy statement that goes out to the shareholders to explain why they should vote for this.  So we’ll be working with the SEC on that.

Secondly, this will go to the Department of Justice, which has a normal review for all companies when they merge or acquire.  It has nothing to do with us; you make a filing called the Hart-Scott-Rodino filing, which Matt referred to earlier.  We’ll have to do that in the next few weeks as well, which requires just getting a number of documents together.

But because Berkshire Hathaway is not a railroad, it doesn’t own another railroad, it doesn’t control any other railroads.  This is not a merger that would have to be approved by the STB.  That’s where you get the 18-month or 2-year process when they have to give you a license.  We don’t believe that we have to do that.  Now we are going to work with the STB and any other regulatory agency to help them understand it and Matt’s going to meet with them tomorrow, and Carl will work with the FRA to help them understand that we’re going to be business as usual, as Matt said but they do not need to approve this merger.

With that, I again just want to be careful that if you feel you need to put something in writing about this, we’re going to have to ask that you get lawyer’s approval for that.  We will have posted on the Web site Frequently Asked Questions, our press release and a lot more information for employees as we go forward, so I really strongly encourage you to stick to that.

Matt	John, how are customers going to feel about this?

John
Well, I talked to a number of customers already this morning, Matt, and the universal response to this point has been very, very positive.  Warren Buffett, as everybody knows, has such a stellar reputation in the business world, and with many of our customers; the first word out of their mouth has been, “Congratulations.”  So I think that’s a very positive signal for us that it’s being well received by a number of customers.  Certainly we haven’t talked to all of them yet, but the ones that I’ve talked to personally, along with some of the anecdotes I’ve received from some of the other members of the marketing team,  all have been positive.

There will be a letter posted on the Web site addressed to customers, signed by me that gives a brief overview of what this is all about.  As Matt said before, we’ll emphasize to customers that it’s going to be business as usual, that their same contacts will remain in place and we’ll continue to operate the way that we have in the past.  One of key things for us to do during this time is obviously to deliver superior customer service and to make sure our customers understand that we are going to be a stronger company and we’re not going to take our eye off the ball.  Right now, we are getting very, very strong customer response and it’s all been very positive so far.

Matt	Carl, how should employees feel about this?

Carl
I think all the points have already been made, but I want to add my voice just so I’ve commented as well.  Certainly it’s important to us that the company we’re all so proud of will function well going forward.  As we look at this, we believe that this is a great alignment with Berkshire Hathaway, a company with a long-term point of view and a culture that matches those things for us.  We’ve always run our company with a long-term point of view; we’ve had things that are very important to us like vision and values and our Leadership Model.  We think those fit very well and we should expect to see all those things continue.

As Matt has already said, we have a change in ownership.  Clearly there’s a lot of discussion and excitement about that, but for many, many of us what we do every day really won’t change a lot.  The reason we are where we are is because we do have a great railroad, a safe railroad, an efficient railroad and one that provides good customer service.

Going forward, we need to make sure we stay focused on those things as well.  Of course, take a moment when it’s appropriate to be proud.  As Matt said, we should be proud of the “bet” made on our company, but do that at a moment so that it doesn’t detract from all of our other responsibilities.

We’ll answer questions as they come up, but in many ways we ask you just to be patient, to let the information come forward.  Really, the answer to most of our questions about how the railroad runs is that it’s going to be the same going forward.  So again, just keep doing what you always do – run a great railroad.

Matt
Thanks, Carl.  There will be a lot of questions about 401(k) plans and pension plans and discounted stock plans, and some of this will change.  Some of it is going to change in the course of natural business, like our medical plans and how we will deal with that.  We will communicate in advance.  But let me just say, nothing is going to change between now and the merger.  And then after the merger, we will find the right plans that still drive behavior, and provide retention for employees.  I hope that people will acknowledge that whether in good times or tough times, we are fair in the way we compensate our employees.  We know that we’ve got competitive realities.  We will, no doubt, have to look at some of these plans differently.  But at the end of the day, we will provide a compelling vision of why employees want to work here and why they want to stay here.

The deal itself should close by the end of the first quarter.  I’ve talked to 22 outside people today from senators to congressmen to labor leader heads to regulators to DOT people.  I have to tell you there’s not a single conversation I’ve had that has been negative.  There are a lot of questions and there are people we will need to sit down with and discuss this, but overall it has been very well received.  The market obviously has bought in, as Warren says, and we’ll take this one step at a time.

As Carl said, I think the most frustrating thing for people, for employees, is going to be:  “How is this really going to impact me?”  The reality is it’s going to be very subtle because while we won’t have a BNI stock to look at, we’ll have a Berkshire stock to look at.  It’s going to be the same things that have created the interest for Warren Buffett to take this position in our company.  It’s going to be our focus on safety, our focus on customers and our focus on earnings.  Those are the same things that were important before and will be after this transaction occurs.

So with that I’d like to open it and see if there are any specific questions.

Moderator	It will be just a moment for our first question. Our first question comes from the line of Paul Thomas; please go ahead.

Caller
If you’re a holder of BNSF-issued stock options will those carry over just like the stocks?  And if you opt to take the stock – my second part – and the stock trade into the Berkshire A or B stock, is that going to be a taxable move?

Tom
Options will convert to Berkshire Hathaway shares based upon the market value.  There’s a specific IRS formula that does that to keep … whole from a market value perspective.  The taxability, the expectation is you would receive A and B shares and the portion you receive in stock would be tax-free; the portion you receive in cash would be taxable.

Matt	I’ve been on so many calls. Did we mention that he’s splitting these shares?

Tom	I’m not sure we did.

Matt
He’s splitting the B shares at 50:1 to allow for a much lower stock price.  His A shares trade at like $100,000 a share so he’s doing this on the B shares to allow people to convert to the B share of Berkshire Hathaway.

Tom	That will trade at 60-some dollars a share, something like that.

Moderator	We have another question from the line of Justin, Texas; please go ahead.

Caller	I was just wondering if you could recap the hold on insider trading and review that if you could please.

Roger	We will treat that as we normally would with any major earnings announcement. There will be a --.

Matt
Wait, you’re not an insider.  There are about 20 people within our corporate structure that are classified as insiders.  Those people will not be allowed to trade in the stock for a limited period of time.  Everybody else, after you’ve read the disclaimer on the Web, you are allowed to trade in the stock.

Caller	So it’s just basically 20 of the upper echelon and those deeply involved in the deal. Is what you’re saying?

Matt	For the most part, yes. You’re clear after you read the disclaimer on the Internet to be able to trade the stock.

Caller	And I think that split was for Berkshire B and would be 65/30 according to what the press is putting out.

Tom	That’s about right.

Moderator	Our next question comes from the line of Tulsa, Oklahoma; please go ahead.

Caller	You say ultimately it will all go down to approximately 60/40 no matter what election we make. We can’t elect to hold 100% stock and then keep it at 100%?

Tom
You can elect for 100%; what you’re doing is saying, “I want 100%,” the same as you can elect for 100% cash.  There is a mechanism that will balance that back to 60/40.  If you want stock, the best you can do is elect for 100% and then there’ll be a mechanism that gets it to 60/40.  It doesn’t mean you’ll get 60/40; the whole pool will be 60/40.  You might get like 80% stock, 20% cash, something like that.

Matt
There are going to be a lot of people who want cash out of this deal.  The arbitrage as well as some of the institutional people can do it in a tax-efficient way.  Then we think there will be other people, including a lot of employees, who will want to convert into the Class B Berkshire Hathaway.  So we’ll just see.

Caller	Would we be allowed to hold fractional shares of Berkshire Hathaway?

Matt	It won’t be a fractional share. He’s going to split his B share 50:1, which will create this share to cost $65.

Tom
So the way it would work is for all amounts over roughly $100,000, you get a share of Class A and anything lower than that you’d get a Class B, which will be trading for 60ish dollars.  If there were some stub left after that, which would obviously less than $60, you’d get that in cash.

Caller	So will we still be able to purchase or be in the old BNSF stock purchase program? Will that continue in some manner?

Matt
You’ll be able to continue until the merger is consummated and then we will be working with Berkshire between now and then to understand what types of programs they have, or if they have any outside of just being able to buy Berkshire stock.

Moderator	Our next question comes from the line Oak Park, Kansas; please go ahead.

Caller	Actually, it’s Oak Park, Illinois. Matt, this is Addie. Do you know approximately how many shares of Union Pacific he owns?

Matt	He owns shares in both Union Pacific and Norfolk Southern. He will be disposing of both of those holdings between now and the transaction date.

Caller	So he will no longer have an interest in those companies. And the Berkshire B is currently trading at $3,316.49 is the one that’ll be around 60ish dollars?

Tom	Just divide that by 50.

Carl	And it will change over time of course.

Tom	Sure, then it will float with market.

Moderator	There are no other questions at this time.

Matt	So we will continue to put information out on the BNSF Today in various forms. There will be, I’m sure, a lot of interest in terms of discussion within your various organizations.

I just want to do two things.  One is to congratulate this company, the employees.  It’s a great honor.  You think about what’s happened here; you’ve got one of the ten largest companies in the world who have decided to buy BNSF Railway.  You’ve got the iconic, legendary investor of current day, Warren Buffett, who could have chosen any railroad and he chose BNSF Railway.  And he did it because of the people who work here.  So congratulations on that.

I know these things can be distracting; they shouldn’t be.  It’s going to be a great long-term move for this great institution and I would just ask everybody to focus on the same objectives that got us to where we are, and that is safety, taking operating costs out where we can and customers.  As long as we keep doing that, we’ll make our current BNI shareholders proud and our new potential owner proud as well.  So with that, everybody have a safe day.  Thank you very much.

Moderator	Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using the AT&T Executive Teleconference Service; you may now disconnect.